Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

July 1, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington DC  20549

RE:	ABCO Energy, Inc.
Form 10 Registration Statement [“Form 10 RS”]

Gentlemen:

Pursuant to Rule 12B under the Securities Exchange  Act of 1934, as amended enclosed please find a copy of  the Form 10 RS, including all exhibits, which has both a manually signed and conformed signature page.

Please address any questions or comments you have regarding the enclosed Form 10 RS to the undersigned at the address below and via email at bps@bsimonlaw.com.

Thank you very much.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

BRIAN P. SIMON
By:
Brian P. Simon

cc:
BPS:dm

10562 Eastborne Avenue ●   Los Angeles ● California 90024
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